Exhibit 99.1

Contact:
Hugo Goldman
Retalix
+972-9-776-6677
investors@retalix.com

Retalix Announces Third Quarter 2009 Results

Improved Operating Efficiencies and Financial Income Contributed to Adjusted Net Income
(Non-GAAP)* of $5.0 Million; Generated $6.1 Million in Cash Flow From Operations

RA’ANANA, Israel, November 17, 2009 – Retalix® Ltd. (NasdaqGS: RTLX), a leading provider of software solutions for retailers and distributors, announced today results for the third quarter and nine-month period ended September 30, 2009.

Summarized financial highlights for the third quarter and nine-month period ended September 30, 2009 results:

—	Total Revenues in the third quarter were $50.1 million, compared to $56.2 million in the third quarter of 2008. Total Revenues in the nine-month period ended September 30, 2009 were $146.0 million, compared to $169.5 million in the nine-month period ended September 30, 2008.

—	Income from Operations for the third quarter and the nine-month period ended September 30, 2009 was $3.5 million and $10.9 million, respectively, compared to $1.9 million and $2.0 million in the third quarter and the nine-month period ended September 30, 2008, respectively.

—	Adjusted Income from Operations (Non-GAAP)* for the third quarter and the nine-month period ended September 30, 2009 was $4.9 million and $15.4 million, respectively, compared to $3.9 million and $8.5 million in the third quarter and the nine-month period ended September 30, 2008, respectively.

—	Financial Income for the third quarter was $1.5 million, due to currency exchange income and benefits related to valuation of forward currency transactions, versus a financial expense ($0.1) million in the third quarter of 2008.

—	GAAP Net Income for the third quarter of 2009 was $4.2 million, or $0.20 per diluted share, compared to $1.1 million, or $0.05 per diluted share in the third quarter of 2008. GAAP Net Income in the nine-month period ended September 30, 2009 was $9.8 million, or $0.48 per diluted share, compared to $2.1 million, or $0.10 per diluted share in the nine-month period ended September 30, 2008.

—	Adjusted Net Income (Non-GAAP)* for the third quarter was $5.0 million, or $0.24 per diluted share, compared to $2.8 million, or $0.13 per diluted share in the third quarter of 2008. Adjusted Net Income (Non-GAAP)* in the nine-month period ended September 30, 2009 was $12.9 million, or $0.64 per diluted share, compared to $7.1 million, or $0.34 per diluted share, in the nine-month period ended September 30, 2008.

—	Cash Flow from Operating Activities generated $6.1 million during the third quarter of 2009, compared to a cash flow of $1.8 million generated during the third quarter of 2008. During the nine-month period ended September 30, 2009, the Company generated $36.3 million from Operating Activities, compared to a cash flow of $0.9 million generated from Operating Activities in the nine-month period ended September 30, 2008.

—	Balance Sheet: As of September 30, 2009, the Company had more than $71.2 million in cash, cash equivalents and marketable securities on its balance sheet and less than $0.7 million dollars in debt.

Barry Shaked, President and Chief Executive Officer of Retalix, said, “We are continuing to achieve positive results by executing on our plan for 2009, which was designed to maintain profitability despite the challenges in the global economy. We have been successful in increasing operating efficiencies and managing costs in order to address the difficult market conditions which continue to impact our revenues. At the same time we continue to meet the global needs of our customers for effective and cost-efficient solutions for their operations.”

Hugo Goldman, the Company’s Chief Financial Officer, said: “We are maintaining improved income from operations through careful management of our costs. Operating expenses were down nearly fifteen percent in the third quarter and were down by twenty-one percent in the first nine months of 2009 versus the respective periods in 2008. Profitability was further aided by $1.5 million in financial income recorded in the third quarter due to currency translation benefits on the value of our non-dollar net assets and the valuation of our currency hedges. The profitability along with the cost savings, the ongoing collections from customers and the timing of certain payments helped us to generate $6.1 million in cash flow in the third quarter and $36.3 million in the first nine months of 2009. We continue to maintain a strong balance sheet with over $71.2 million in cash, cash equivalents and marketable securities.”

Outlook for FY 2009

Shaked added, “Market conditions remain largely unchanged with retailers and distributors focusing on near-term operational and cost improvements and efforts to maintain and grow their market share. We expect little to change in the remainder of 2009, and are beginning to focus on the opportunities for 2010 while carefully monitoring the global economy.

“At the beginning of 2009, we announced that Retalix expected full year 2009 revenues to be between $180.0 million and $200.0 million, Non-GAAP* net income to be between $5.0 million and $11.0 million and GAAP net income to be between $1.0 million and $6.0 million. While market conditions continue to be challenging in the fourth quarter, we expect to meet the original revenue targets and expect to exceed both the forecast for Non-GAAP* net income and GAAP net income for 2009.”

Conference Call and Webcast Information

The Company will be holding a conference call to discuss results for the third quarter of 2009 on Tuesday, November 17th at 9:00 am Eastern Time (4:00 pm Israel time). This conference can be accessed by all interested parties through the Company’s web site at http://www.retalix.com/conference-call.cfm, which web site is not part of this press release. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Retalix’s web site.

About Retalix

Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The Company’s International headquarters are located in Ra’anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com, the contents of which are not part of this press release.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

* Note Regarding the Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses Non-GAAP measures of operating income, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation, and amortization of intangibles related to acquisitions. Retalix’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future. The presentation of this Non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide this information to investors. Reconciliations between GAAP measures and Non-GAAP measures are contained following the GAAP financial statements in this press release. Reconciliation between GAAP to Non-GAAP outlook for 2009 is provided in the table below.

FY 2009 Outlook (U.S. $ Millions)

Total Revenues	180.0-200.0
GAAP Net Income	1.0-6.0
(a) The effect of equity- based compensation, net of tax effect	2.0-2.8
(b) The effect of amortization of acquisition related intangible
assets, net of tax effect	2.0-2.2
Non-GAAP Net Income	5.0-11.0

Safe Harbor for Forward-Looking Statements:
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our “Outlook for FY 2009” including our expected results, reactions to market conditions, anticipated demand for our software products, customers pipeline, and about our market position and expected cash flow and profitability, all involve forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix’s anticipated future financial performance and growth, the performance of the US dollar relative to other currencies, continued roll-outs with existing customers, continued interest in Retalix’s new platforms, the perception by leading retailers of Retalix’s reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, the transition of management and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F for the year ended December 31, 2008, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

RETALIX LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2009	2008	2009	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	U.S. $ in thousands (except per share data)

REVENUES:
Product sales	42,425	54,795	16,026	17,715	72,907
Services	103,580	114,657	34,120	38,519	148,720

Total revenues	146,005	169,452	50,146	56,234	221,627

COST OF REVENUES:
Cost of product sales	27,605	35,830	11,136	12,184	45,201
Cost of services	56,562	66,818	18,372	21,913	88,078

Total cost of revenues	84,167	102,648	29,508	34,097	133,279

GROSS PROFIT	61,838	66,804	20,638	22,137	88,348

OPERATING EXPENSES:
Research and development - net	20,965	29,928	6,977	9,079	38,357
Selling and marketing	14,282	16,697	4,404	5,054	23,623
General and administrative	15,627	18,153	5,702	6,173	26,677
Other (income) expenses - net	36	(64)	24	(38)	(376)
Impairment of goodwill	-	-	-	-	58,182

Total operating expenses	50,910	64,714	17,107	20,268	146,463

INCOME (LOSS) FROM OPERATIONS	10,928	2,090	3,531	1,869	(58,115)
FINANCIAL INCOME (EXPENSES), net	1,572	621	1,492	(119)	(1,978)

INCOME (LOSS) BEFORE TAXES ON INCOME	12,500	2,711	5,023	1,750	(60,093)
TAX BENEFIT (EXPENSES)	(2,448)	50	(838)	(423)	8,960

INCOME (LOSS) AFTER TAXES ON INCOME	10,052	2,761	4,185	1,327	(51,133)
SHARE IN INCOME OF AN ASSOCIATED COMPANY	17	35	15	4	54

NET INCOME (LOSS)	10,069	2,796	4,200	1,331	(51,079)

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING
INTERESTS	(272)	(745)	(48)	(234)	(537)

NET INCOME (LOSS) ATTRIBUTABLE TO RETALIX LTD.	9,797	2,051	4,152	1,097	(51,616)

EARNINGS (LOSSES) PER SHARE - in U.S. $:
Basic	0.48	0.10	0.20	0.05	(2.55)

Diluted	0.48	0.10	0.20	0.05	(2.55)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN
COMPUTATION OF EARNINGS PER SHARE - in
thousands:
Basic	20,400	20,235	20,406	20,315	20,265

Diluted	20,425	20,275	20,434	20,333	20,265

RETALIX LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	September 30		December 31
	2009	2008	2008
	(Unaudited)		(Audited)
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	70,317	22,924	33,546
Marketable securities	50	3,660	3,239
Accounts receivable:
Trade	58,562	85,160	70,017
Other	9,228	5,056	11,554
Prepaid expenses	4,995	4,681	4,003
Inventories	1,579	1,597	1,037
Deferred income taxes	5,977	8,088	4,871

Total current assets	150,708	131,166	128,267

NON-CURRENT ASSETS :
Long-term receivables	1,288	3,782	3,382
Long-term prepaid expenses	311	596	539
Long term investments	862	1,043	862
Amounts funded in respect of employee rights upon retirement	10,170	10,450	8,663
Deferred income taxes	11,668	9,918	15,462
Other	441	207	424

Total non - current assets	24,740	25,996	29,332

PROPERTY, PLANT AND EQUIPMENT, net	15,424	13,888	14,734

GOODWILL	50,864	109,013	50,660

OTHER INTENGIBLE ASSETS, net of accumulated amortization
Customer relationship	13,270	15,578	15,386
Other	2,036	3,107	2,413

	15,306	18,685	17,799

Total assets	257,042	298,748	240,792

RETALIX LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	September 30		December 31
	2009	2008	2008
	(Unaudited)		(Audited)
	U.S. $ in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term bank loans	265	259	249
Accounts payable and accruals:
Trade	4,396	13,315	8,672
Employees and employee institutions	9,478	8,818	8,783
Accrued expenses	11,112	7,011	6,527
Other	2,333	1,963	2,596
Deferred revenues	22,740	18,393	19,135

Total current liabilities	50,324	49,759	45,962

LONG-TERM LIABILITIES :
Long-term loans, net of current maturities	412	673	523
Employee rights upon retirement	14,374	15,321	13,860
Deferred tax liability	271	266	286
Other tax payables	483	1,058	1,112

Total long-term liabilities	15,540	17,318	15,781

Total liabilities	65,864	67,077	61,743

EQUITY:
Share capital -Ordinary shares of NIS 1.00 par value
(authorized: September 30, 2009 (unaudited), December 31, 2008
(audited) and September 30, 2008 (unaudited) 30,000,000 shares;
issued and outstanding: - September 30, 2009 (unaudited)
20,406,363 Shares; December 31, 2008 (audited) -20,389,771
shares; September 30, 2008 (unaudited) -20,315,515 shares	5,384	5,361	5,380
Additional paid in capital	177,060	174,587	175,435
Retained earnings	4,376	48,246	(5,421)
Accumulated other comprehensive income	697	(61)	328

Total Retalix shareholders' equity	187,517	228,133	175,722

Non-controlling interest	3,661	3,538	3,327

Total equity	191,178	231,671	179,049

Total liabilities and equity	257,042	298,748	240,792

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2009	2008	2009	2008	2008
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	10,069	2,796	4,200	1,331	(51,079)
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,652	4,606	1,561	1,513	6,265
Losses (gains) from sale of property, plant and equipment	44	-	23	-	(46)
Share in gains of an associated company	(4)	(35)	(2)	(4)	(54)
Stock based compensation expenses	1,623	3,927	461	1,257	4,777
Changes in accrued liability for employee rights upon
retirement	408	965	616	(573)	(396)
Losses (gains) on amounts funded in respect of employee
rights upon retirement	(797)	(1,293)	(1,080)	230	312
Deferred income taxes - net	2,683	(2,623)	282	250	(4,928)
Net decrease (increase) in trading securities	159	(79)	13	187	342
Impairment of available for sale securities	-	-	-	-	700
Amortization of discount on marketable debt securities	-	-	-	-	5
Impairment of goodwill	-	-	-	-	58,182
Other	(5)	43	(33)	117	(26)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	13,692	(1,916)	(1,717)	(1,205)	13,395
Other (including the non-current portion)	1,588	(4,246)	910	(538)	(10,080)
Increase (decrease) in accounts payable and accruals:
Trade	(4,302)	(2,071)	(219)	(401)	(6,655)
Employees, employee institutions and other	4,079	(441)	1,583	(1,136)	(113)
Decrease (increase) in inventories	(542)	(307)	(529)	(519)	247
Increase (decrease) in long-term institutions	(629)	(39)	(2,782)	(205)	15
Increase in deferred revenues	3,545	1,635	2,836	1,453	2,381

Net cash provided by operating activities - forward	36,263	922	6,123	1,757	13,244

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2009	2008	2009	2008	2008
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	U.S. $ in thousands

Net cash provided by operating activities - brought forward	36,263	922	6,123	1,757	13,244

CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	490	370	200	-	370
Sales of marketable trading debt securities	2,535	-	-	-	-
Investment in marketable debt securities held to maturity	-	(199)	-	-	(208)
Acquisition of subsidiaries and business consolidated for
the first time (a)	-	(735)	-	(110)	(110)
Additional investments in subsidiaries	-	-	-	-	(714)
Purchase of property, plant, equipment and other assets	(2,267)	(3,446)	(1,307)	(2,078)	(5,055)
Proceeds from sale of property, plant and equipment	120	38	50	38	55
Amounts funded in respect of employee rights upon
retirement, net	(678)	(360)	(282)	32	(168)
Long-term loans collected from employees	14	17	-	1	36

Net cash provided by (used in) investing activities	214	(4,315)	(1,339)	(2,117)	(5,794)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans	(119)	(116)	-	-	(241)
Issuance of share capital to employees and non-employees
resulting from exercise of options	4	3,995	-	-	4,012
short-term bank credit - net	-	(11)	-	(11)	(11)

Net cash provided by (used in) financing activities	(115)	3,868	-	(11)	3,760

EFFECT OF EXCHANGE RATE CHANGES ON CASH	409	(35)	322	(103)	(148)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	36,771	440	5,106	(474)	11,062
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	33,546	22,484	65,211	23,398	22,484

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	70,317	22,924	70,317	22,924	33,546

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2009	2008	2009	2008	2008
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	U.S. $ in thousands

(a) Supplementary disclosure of cash flow information -
Fair value of assets acquired and liabilities assumed of
subsidiaries and activities acquired at the date of
acquisition -
Goodwill and other intangible assets arising on
acquisition	-	(735)	-	(110)	(110)

	-	(735)	-	(110)	(110)

(b) Supplemental information on investing activities not involving cash flows:

1.	During 2008 the Company, through its subsidiary StoreAlliance.com Ltd. acquired the Supplier’s Portal activity. An amount of approximately $81,000 acquired in credit and will be presented as investing activity when actually paid.

2.	The Company purchased equipment in the amount of $863,000 in credit. This amount will be presented as investing activity when actual payment will be performed.

RETALIX LTD.

UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following tables reflect selected Retalix’ non-GAAP results reconciled to GAAP results:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31
	2009	2008	2009	2008	2008
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands (except share and per share data)

OPERATING INCOME (LOSS)
GAAP Operating income (loss)	10,928	2,090	3,531	1,869	(58,115)
GAAP Operating Margin*	7.5%	1.2%	7%	3.3%	(26.2)%
Plus:
Amortization of acquisition-related intangible assets	2,812	2,478	929	823	3,308
Stock based compensation expenses	1,623	3,927	461	1,257	4,775
Impairment of goodwill					58,182

Non-GAAP Operating income	15,363	8,495	4,921	3,949	8,150

Non-GAAP Operating Margin*	10.5%	5.0%	9.8%	7.0%	3.7%

NET INCOME (LOSS)
GAAP Net income (loss)	9,797	2,051	4,152	1,097	(51,616)
Plus:
Amortization of acquisition-related intangible assets	2,812	2,478	929	823	3,308
Stock based compensation expenses	1,623	3,927	461	1,257	4,775
Impairment of goodwill					58,182
Less:
Income tax effect of amortization of
acquisition-related intangible assets	(1,100)	(927)	(365)	(288)	(1,262)
Tax expenses (income) effect of stock based
compensation expenses	(232)	(412)	(141)	(135)	(456)
Income tax effect of impairment of goodwill		-		-	(3,041)

Non-GAAP Net income	12,900	7,117	5,036	2,754	9,890

NET INCOME (LOSS) PER DILUTED SHARE
GAAP Net income (loss) per diluted share	0.48	0.10	0.20	0.05	(2.55)
Plus:
Amortization of acquisition-related intangible assets	0.14	0.12	0.05	0.04	0.16
Stock based compensation expenses	0.08	0.19	0.02	0.06	0.24
Impairment of goodwill					2.87
Less:
Income tax effect of amortization of
acquisition-related intangible assets	(0.05)	(0.05)	(0.02)	(0.01)	(0.06)
Income tax effect of stock based compensation expenses	(0.01)	(0.02)	(0.01)	(0.01)	(0.02)
Income tax effect of impairment of goodwill	-	-	-	-	(0.15)

Non-GAAP Net income per diluted share	0.64	0.34	0.24	0.13	0.49

Shares used in computing diluted net income per share	20,425	20,275	20,434	20,333	20,265

* Operating Margin calculation: Operating Income as a percentage of Total Revenues

RETALIX LTD.

UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following table shows the classification of stock-based compensation expense:

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2009	2008	2009	2008	2008
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	U.S. $ in thousands

Cost of product sales	76	125	23	38	174
Cost of services	768	1,488	233	451	1,847
Research and development	373	857	107	240	1,029
Selling and marketing	144	310	40	91	360
General and administrative	262	1,147	58	437	1,365

Total	1,623	3,927	461	1,257	4,775

The following table shows the classification of amortization of acquisition-related intangible assets:

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2009	2008	2009	2008	2008
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	U.S. $ in thousands

Cost of product sales	1,870	1,650	624	548	2,211
Cost of services	657	590	219	197	786
Selling and marketing	-	3	-	1	3
General and administrative	285	235	86	77	308

Total	2,812	2,478	929	823	3,308